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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

HOME PRODUCTS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

437305105

(CUSIP Number)

Joseph M. Paolucci, Esq.
Equity Group Investments, L.L.C.
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
(312) 466-3885

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 13, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 437305105			Page 2 of 11 Pages

1.	Name of Reporting Person: Storage Acquisition Company, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): FEIN 20-1793137

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 7,592,158 (1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 7,592,158

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,592,158

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 93.1%(1)

14.	Type of Reporting Person (See Instructions): OO

(1) Storage Acquisition Company, L.L.C. (“SAC”) and Joseph Gantz are parties to a Voting Agreement, dated October 28, 2004, pursuant to which SAC executed an irrevocable proxy for the benefit of Mr. Gantz. Pursuant to this agreement and proxy, Mr. Gantz has the right and ability to elect a majority of the members of the board of directors of the Issuer, all as described in the documents delivered to stockholders of the Issuer in connection with SAC’s recently completed tender offer for shares of Issuer’s Common Stock.
(2) Calculated based upon 8,154,587 shares of Issuer’s Common Stock outstanding as of December 15, 2004.

CUSIP No. 437305105			Page 3 of 11 Pages

1.	Name of Reporting Person: EGI-Fund (02-04) Investors, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): FEIN 40-0002819

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 7,592,158

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 7,592,158

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,592,158

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 93.1%(1)

14.	Type of Reporting Person (See Instructions): OO

(1) Calculated based upon 8,154,587 shares of Issuer’s Common Stock outstanding as of December 15, 2004.

CUSIP No. 437305105			Page 4 of 11 Pages

1.	Name of Reporting Person: Joseph Gantz		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,530

		8.	Shared Voting Power: 7,592,158 (1)

		9.	Sole Dispositive Power: 1,530

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,593,688 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 93.1%(2)

14.	Type of Reporting Person (See Instructions): IN

(1) Joseph Gantz and SAC are parties to a Voting Agreement, dated October 28, 2004, pursuant to which SAC executed an irrevocable proxy for the benefit of Mr. Gantz. As a result of this agreement and proxy, Mr. Gantz and SAC share voting power over, and beneficial ownership of, all shares of Issuer’s Common Stock subject to such agreement and proxy for purposes of Section 13(d) of the Securities Exchange Act of 1934.
(2) Calculated based upon 8,154,587 shares of Issuer’s Common Stock outstanding as of December 15, 2004.

CUSIP No. 437305105			Page 5 of 11 Pages

1.	Name of Reporting Person: EGI-Managing Member (02-04), L.L.C.		I.R.S. Identification Nos. of above persons (entities only): FEIN: 40-0002816

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 7,592,158

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 7,592,158

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,592,158

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 93.1%(1)

14.	Type of Reporting Person (See Instructions): OO

(1) Calculated based upon 8,154,587 shares of Issuer’s Common Stock outstanding as of December 15, 2004.

CUSIP No. 437305105			Page 6 of 11 Pages

1.	Name of Reporting Person: SZ Investments, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): FEIN 36-4150443

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 7,592,158

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 7,592,158

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,592,158

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 93.1%(1)

14.	Type of Reporting Person (See Instructions): OO

(1) Calculated based upon 8,154,587 shares of Issuer’s Common Stock outstanding as of December 15, 2004.

CUSIP No. 437305105			Page 7 of 11 Pages

1.	Name of Reporting Person: Samstock/SIT, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): FEIN: 36-6934126

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 437305105			Page 8 of 11 Pages

1.	Name of Reporting Person: Zell General Partnership, Inc.		I.R.S. Identification Nos. of above persons (entities only): FEIN: 36-3716786

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 7,592,158

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 7,592,158

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,592,158

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 93.1%(1)

14.	Type of Reporting Person (See Instructions): OO

(1) Calculated based upon 8,154,587 shares of Issuer’s Common Stock outstanding as of December 15, 2004.

CUSIP No. 437305105			Page 9 of 11 Pages

1.	Name of Reporting Person: Chai Trust Company, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): FEIN: 36-6934216

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 7,592,158

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 7,592,158

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,592,158

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 93.1%(1)

14.	Type of Reporting Person (See Instructions): OO

(1) Calculated based upon 8,154,587 shares of Issuer’s Common Stock outstanding as of December 15, 2004.

SCHEDULE 13D/A

CUSIP No. 437305105	Page 10 of 11 Pages

Amendment No. 10 to Schedule 13D

     This Amendment No. 10 (this “Amendment”) amends and restates the relevant portions of Amendment Nos. 8 and 9 to the Schedule 13D initially filed with the Securities and Exchange Commission on December 27, 2001 by certain signatories hereto to reflect the beneficial ownership of the members of the Filing Group resulting from, and as of, the consummation of the Tender Offer. Any capitalized term used and not otherwise defined herein has the meaning given to such term in the Offer to Purchase. This Amendment is being filed solely to reflect such beneficial ownership and the members of the Filing Group disclaim any obligation to file further amendments having regard to the deregistration of the Issuer’s Common Stock under the Securities Exchange Act of 1934.

SCHEDULE 13D/A

CUSIP No. 437305105	Page 11 of 11 Pages

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2005

STORAGE ACQUISITION COMPANY, L.L.C.
/s/ William C. Pate
By: William C. Pate
Its: Vice President

EGI-FUND (02-04) INVESTORS, L.L.C. EGI-MANAGING MEMBER (02-04), L.L.C. SZ INVESTMENTS, L.L.C. SAMSTOCK/SIT, L.L.C. ZELL GENERAL PARTNERSHIP, INC.
/s/ William C. Pate
By: William C. Pate
Its: Vice President

/s/ Joseph Gantz*
JOSEPH GANTZ

CHAI TRUST COMPANY, L.L.C.
/s/ James Bunegar
By: James Bunegar
Its: Vice President

*By:	STORAGE ACQUISITION COMPANY, L.L.C.
Its:	Attorney-in-fact/Authorized Signatory

/s/ William C. Pate
By: William C. Pate
Its: Vice President